ORIGINAL

23002346

ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50519

SEC Mail Processing
MAR 01 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Heritage Capital Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5210 Belfort Rd., Suite 300
(No. and Street)

Jacksonville	FL	32256
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Doug Kravet	904-354-9600	dkravet@hcgowners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rosenfield & Company, PLLC
(Name – if individual, state last, first, and middle name)

201 East Pine St., Ste 730	Orlando	FL	32810
(Address)	(City)	(State)	(Zip Code)

12/17/2013	5905
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Kravet, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER CARTER
Notary Public - State of Florida
Commission # HH 317887
My Comm. Expires Nov 4, 2025
Bonded through National Notary Assn.

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HERITAGE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2022

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

CONTENTS:

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

(888) 556-1154
INFO@ROSENFIELDANDCO.COM
WWW.ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owners
Heritage Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (the "Company") as of December 31, 2022, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rosenfield & Company PLLC

We have served as the Company's auditor since 2017.
Orlando, Florida
February 27, 2023

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

Assets:

Cash	$ 839,106
Accounts receivable	
Client	244,930
Related parties	33,664
Other	11,365
	289,959
Prepaid expenses and other assets	67,936
Operating lease assets	1,042,931
Equipment, net of depreciation	15,015
Total Assets	$ 2,254,947

Liabilities and Stockholders' Equity:

Accounts payable	$ 113,247
Related party payables	160,877
Accrued expenses	32,286
Operating lease obligations	1,255,143
Total liabilities	1,561,553
Stockholders' equity:	
Common stock ($0.10 par value)	
1,000 shares authorized,	
issued and outstanding	100
Additional paid-in capital	707,933
Deficit	(14,639)
Total Stockholders' equity	693,394
Total Liabilities and Stockholders' Equity	$ 2,254,947

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:	
Mergers & acquisitions	$ 4,359,241
Consulting	2,412,554
Total revenues	6,771,795
Cost of services	(5,094,410)
Gross profit	1,677,385
Expenses:	
Payroll	611,354
Phone & information services	306,906
Professional fees	63,150
Rent	205,667
Dues & subscriptions	70,396
Marketing	5,888
Commissions & fees	19,713
Office	50,370
Depreciation	10,003
Travel, conferences & meetings	669
Client reimbursable, net of income	331
Bad debt	11,850
Operating & maintenance	2,707
Total expenses	1,359,004
Operating Income	318,381
Other Income (Expense):	
Related party reimbursable, net of expense	7,797
Realized loss on marketable securities	(12,037)
Dividend income	514
Total other expense	(3,726)
Net Income	$ 314,655

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid-in Capital	Retained earnings (Deficit)	Total
Balance at January 1, 2022	$ 100	$ 707,933	$ 170,706	$ 878,739
Dividends declared	-	-	(500,000)	(500,000)
Net Income	-	-	314,655	314,655
Balance at December 31, 2022	$ 100	$ 707,933	$ (14,639)	$ 693,394

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities:	
Net Income	$ 314,655
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,003
Non-cash dividends	(514)
Realized losses on marketable securities	12,037
Changes in operating assets and liabilities:	
Accounts receivables	477,160
Prepaid expenses and other assets	63,599
Accounts payable and accrued expenses	(832,592)
Operating leases	111,986
Net cash flows from operating activities	156,334
Cash Flows From Investing Activities:	
Cash from sale of marketable securities	99,309
Cash Flows From Financing Activities:	
Dividends declared	(500,000)
Net change in cash	(244,357)
Cash at the beginning of the year	1,083,463
Cash at the end of the year	$ 839,106

No cash was paid for interest and taxes.

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Nature of Operations:

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

The Company's operations are subject to several factors that can affect its operating results and financial condition, including but not limited to, the results of its consulting and advisory services and the availability of mergers and acquisitions transactions. For the year ended December 31, 2022, the Company had net income of $314,655, generated positive cash from operating activities of $156,334 and at December 31, 2022 had a deficit of $14,639. During the year ended December 31, 2022, the Company's stockholders received dividends totaling $500,000.

Note 2 – Summary of Significant Accounting Policies:

Cash and Cash Equivalents:
For the purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.

Accounts Receivable:
The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities owned, at fair value:
The Company's investments in marketable securities are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

This standard utilizes a fair value hierarchy, which describes the following three levels of inputs that may be used to measure fair value:

Level 1: Values measured using quoted prices in active markets for identical investments. The Company's marketable securities owned are all valued pursuant to this level.

Level 2: Values measured using observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Values measured using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Net realized and unrealized increases or decreases in fair value of the investments in marketable securities are included in net income.

The Company sold, in 2022, all investments in marketable securities that consisted of common stocks and mutual funds.

Equipment and Depreciation:
Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Upon disposal of an item of property and equipment, the difference between the disposal proceeds and its net carrying amount is included in the income statement.

Income Taxes:
Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax returns of the stockholders and are taxed based upon their personal tax status and returns.

The Company, a Florida corporation, files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statutes and limitations, audits, changes in tax law, and new authoritative rulings.

Advertising:
Advertising costs are expensed as incurred.

Use of Estimates:
The preparation of the financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial reporting impact of Covid-19:
On March 11, 2020 the World Health Organization declared the spread of coronavirus (Covid-19) a global pandemic. The impact of the pandemic globally on both public health and the economy has been unprecedented and its consequences continue to evolve. The Company has considered the impact in preparing it financial report for the year ended December 31, 2022. No changes to estimates or assumptions have been applied as of the end of the fiscal year, the impact of events that arise after the reporting period will be accounted for in future reporting periods.

Leases:
The Company recognizes at lease commencement a right-of-use (ROU) asset and lease liability based on the present value of the future lease payment over the lease term in accordance with Financial Account Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842. The Company has elected to not recognize a ROU asset and lease liability for the leases with terms of 12 months or less. Our leases do not explicitly state the discount rate implicit in the lease, we use an incremental borrowing rate (4.5%) based on the rate the Company would pay to borrow on a collateralized basis over a similar term and amount equal to the lease payment on the commencement date to calculate the present value of the future payments.

In addition to the base rent, real estate leases typically contain provisions for common-area maintenance and other similar services, which are considered non-lease components for accounting purposes. For our real estate leases, we apply a practical expedient to include any non-lease components in calculating the ROU asset and lease liabilities. For all other types of leases, non-lease components are excluded from our ROU assets and lease liabilities and expensed as incurred.

The Company monitors changes in circumstances that alter the timing or amount of future lease payments that may result in the remeasurement of a lease liability with a corresponding adjustment to the ROU asset. ROU assets for operating leases are periodically reviewed for impairment losses under ASC 360-10, Property, Plant and Equipment, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Revenue Recognition:
Revenue is earned from advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

All revenues of the Company are recorded in accordance with FASB ASC Topic 606, which is recognized when (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation, which is satisfied over time or at a point in time. The Company will recognize revenue for any retainers, which are non-refundable, and consulting contracts as they are billed. Revenue from merger & acquisition contracts will be recognized when there is a successful sale of the business.

The majority of revenue arrangements consist of performance obligations to provide strategic consulting and merger & acquisition services in return for compensation. Based on the Company's evaluation process and review of contracts with customers, the timing and amount of revenue recognized based on FASB ASC Topic 606 is consistent with the Company's revenue recognition policy under previous guidance.

Note 3 – Net Capital Requirements:

Pursuant to the Securities and Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company's ongoing maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily.

At December 31, 2022, the Company reported net capital of $512,267, which was $477,693 in excess of its net capital requirement of $34,575. The Company's ratio of aggregate indebtedness-to-net capital was 1.0124 to 1. Accordingly, the Company is in compliance with its net capital requirements at December 31, 2022.

Note 5 – Equipment:

Equipment summary:

	Useful life (years)	
Office and computer equipment	3-5	$43,824
Furniture and fixtures	5-7	7,481
		51,305
Less accumulated depreciation		36,290
		$15,015

Depreciation expense totaled $10,003 for the year ended December 31, 2022.

Note 6 – Related Party Transactions:

The Company has an Expense Sharing and Professional Service Agreements with Business Valuation, Inc. ("BVI"), a corporation wholly owned by the Company's majority stockholder, in which each company shares rent and other occupancy costs, as well as payroll costs for the administrative personnel who perform services for both companies. The Company also incurs certain expenses related to various BVI analysts who provide subcontractor services.

The Company paid BVI $922,595 during the year ended December 31, 2022 for the services described in the previous paragraph, which were recorded as expense. Related parties owed the company $33,664 for subcontractor services and certain other expenses. BVI owed the Company $9,452 for other operating expenses at December 31, 2022, which is included in related party payables and receivables in the accompanying Statement of Financial Condition.

Commissions and fees paid to stockholders totaled $3,373,064 for the year ended December 31, 2022 and are included in cost of services in the accompanying Statement of Income.

Additionally, the stockholders' and independent contractor agreements contain a provision that each stockholder and principal, after a grace period of eighteen months, is responsible for earning a minimum fee income of $3,333 per month, or $40,000 per year, to cover various overhead expenses incurred by the Company. Amounts received by the Company from the client fee income are credited toward the minimum overhead amount for each stockholder and principal.

As of December 31, 2022, the amount due to stockholders of $111,597 is included in accounts payable – related parties in the accompanying Statement of Financial Condition. Amounts due from stockholders for travel expenses, legal fees, and analyst fees was $24,212 and is included in $33,664 accounts receivable related party in the accompanying Statement of Financial Condition.

Steel Beach Advisors, LLC ("SBA") has identical ownership as The Company. SBA functions as a business broker and as a real estate broker on smaller transactions that do not benefit from FINRA

rules and published guidance. The Company does not have an Expense Sharing or Professional Service Agreement with SBA. Periodically, invoices from outside service providers may co-mingle amounts due from SBA on invoices sent to the Company or vice a versa. When this circumstance arises, the companies settle the discrepancy by issuing an invoice for the amount due.

Note 7 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances that exceed FDIC limits; However, the Company places cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by its customers.

For the year ended December 31, 2022, fees and consulting income generated 35.7% of the Company's total revenues, and six of the Company's clients accounted for 34.8% of total revenue from fees and consulting with no client accounting for more than 10%. Receivables due from five consulting clients represented approximately 54.6% of accounts receivable at December 31, 2022.

M&A activity for the year ended December 31, 2022 comprised 64.4% of total revenues with three transactions delivering 78.2% of all M&A revenue. There are no receivables due from one M&A clients at December 31, 2022.

Note 8 – Commitments and Contingencies:

Leases for office space make up 100% of the Company's lease obligations.

Effective November 1, 2021, the Company entered into a non-cancellable lease agreement for its new office location in Jacksonville, Florida. The 77-month lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring March 31, 2028 (6.3 years), and there is an option to renew. The Company subleases a percentage of its Jacksonville, FL space to BVI based on square footage usage. Rent expense, net of sublease amounts billed to BVI, totaled $205,667 for the year ended December 31, 2022.

Estimated sublease income from BVI for three years succeeding December 31, 2022 are as follows: 2023 - $106,308, 2024 - $108,953, 2025 - $111,683.

Effective September 1, 2020 the Company entered into a non-cancellable lease agreement for its new office location in Savannah, Georgia at a cost of $900 per month for the duration of the term. The lease expires August 31, 2023 with an option to renew.

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31	Obligations	Lease Liability	Right of Use Asset
2023	$ 260,314	$ 1,049,295	$ 832,705
2024	$ 259,411	$ 829,650	$ 634,567
2025	$ 265,913	$ 594,157	$ 427,083
2026	$ 272,545	$ 341,701	$ 209,270
2027	$ 279,383	$ 71,024	$ 19,928
Thereafter	$ 71,290		
	$1,408,856		

In addition to the lease commitments, the Company has engaged in software licensing agreements totaling $98,550 in 2023. There are no other material commitments or contingencies existing as of December 31, 2022 that might result in a loss or future obligation. Additionally, there are no claims or unasserted claims of which the Company is aware as of December 31, 2022.

Note 9 – Subsequent Events:

The Company has evaluated all events that occur after the statement of financial condition date through the date when the financial statements were issued to determine if they must be reported. The Management of the Company determined that there were no reportable subsequent events to be disclosed.

HERITAGE CAPITAL GROUP, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
Of the Securities and Exchange Commission
DECEMBER 31, 2022

Net Capital:	
Total stockholders' equity	$ 693,393
Fees receivable	(118,228)
Equipment, net	(15,015)
Prepaid expenses and other assets	(47,883)
Net Capital	$ 512,267
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 274,124
Accrued expenses	32,286
Lease liability	212,212
Total Aggregate Indebtedness	518,622
Non Aggregate Indebtedness Liabilities	
Lease liability	1,042,931
Total Liabilities	1,561,553
Computation of basic net capital requirement:	
One-fifteenth of Aggregate Indebtedness	34,575
Minimum dollar net capital requirement	5,000
Net capital requirement (Greater)	34,575
Excess Net Capital	$ 477,693
Percentage of Aggregate Indebtedness To Net Capital	101.24%

There were no material differences existing between the above computation and that reported in the Company's corresponding unaudited Form A-17a Part IIA filed for the year. Accordingly, no reconciliation is necessary.

HERITAGE CAPITAL GROUP, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO SEA RULE 15c3-3
DECEMBER 31, 2022

The Company, as a Non-Covered Firm, claims an exemption under SEA Rule 15c3-3, on reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC Staff. The firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4. (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain engaging solely in activities permitted for capital acquisition broker ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

Because of this reliance, the firm has no reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

The Company, as a Non-Covered Firm, claims an exemption under SEA Rule 15c3-3, on reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC Staff. The firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4. (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain engaging solely in activities permitted for capital acquisition broker ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

Because of this reliance, the firm has no possession or control obligations under SEA Rule 15c3-3(b) because its business is limited to activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

(888) 556-1154
INFO@ROSENFIELDANDCO.COM
WWW.ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owners
Heritage Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Act 1934, in which (1) Heritage Capital Group, Inc. (the "Company") claimed an exemption from 17 C.F.R. 240.15c3-3 on reliance of footnote 74 to SEC Release 34-70073 and (2) the Company stated that it had met the identified exemption provisions throughout the most recent year without exception. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: 1) consulting and advisory services related to the buying and selling of commercial businesses; 2) mergers and acquisitions; 3) equity and debt financing and other financial and strategic planning; and the Company does not and will not (1) directly or indirectly received, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rosenfield & Company PLLC

Orlando, Florida
February 27, 2023

HERITAGE CAPITAL GROUP, INC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2022

Heritage Capital Group, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 on reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff throughout the year ended December 31, 2022.

The Company has met the exemption provisions in reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff throughout the year ended December 31, 2022 without exception.

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: 1) consulting and advisory services related to the buying and selling of commercial businesses; 2) mergers and acquisitions; 3) equity and debt financing and other financial and strategic planning; and the Company does not and will not (1) directly or indirectly received, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4. (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

We, Douglas M. Kravet and C. Donald Wiggins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

C. Donald Wiggins
Chief Executive Officer
Heritage Capital Group, Inc.

February 28, 2023

Douglas M. Kravet
President
Heritage Capital Group, Inc.

February 28, 2023